FORM SC 13G

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934
(Amendment No. __)*

JA Solar Holdings Co., Ltd.
(Name of Issuer)

Ordinary Shares, $0.0001 per share(Title of Class of Securities)

466090206**
(CUSIP Number)

February 6, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

 ☐     Rule 13d-1(b)
☒     Rule 13d-1(c)
 ☐     Rule 13d-1(d)

(Page 1 of 10 pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Ordinary Shares.  CUSIP number 466090206 has been assigned to the American Depository Shares of the Company which are listed on the NASDAQ Global Select Market.  Each American Depository Share represents 5 Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 466090206	13G	Page 2 of 10
1	NAMES OF REPORTING PERSONS Empire Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,525,000 Ordinary Shares 4,376,000 Ordinary Shares issuable upon exercise of Call Options
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,525,000 Ordinary Shares 4,376,000 Ordinary Shares issuable upon exercise of Call Options
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,525,000 Ordinary Shares 4,376,000 Ordinary Shares issuable upon exercise of Call Options
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 466090206	13G	Page 3 of 10
1	NAMES OF REPORTING PERSONS Scott A. Fine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,525,000 Ordinary Shares 4,376,000 Ordinary Shares issuable upon exercise of Call Options
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,525,000 Ordinary Shares 4,376,000 Ordinary Shares issuable upon exercise of Call Options
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,525,000 Ordinary Shares 4,376,000 Ordinary Shares issuable upon exercise of Call Options
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON IN

,

CUSIP No. 466090206	13G	Page 4 of 10
1	NAMES OF REPORTING PERSONS Peter J. Richards
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,525,000 Ordinary Shares 4,376,000 Ordinary Shares issuable upon exercise of Call Options
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,525,000 Ordinary Shares 4,376,000 Ordinary Shares issuable upon exercise of Call Options
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,525,000 Ordinary Shares 4,376,000 Ordinary Shares issuable upon exercise of Call Options
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 466090206	13G	Page 5 of 10

Item 1 (a).	NAME OF ISSUER.

The name of the issuer is JA Solar Holdings Co., Ltd. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 36 Jiang Chang San Road, Zhabei, Shanghai, China 200436.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)
Empire Capital Management, LLC, a Delaware limited liability company (“Empire Management”) with respect to the Ordinary Shares directly held by Empire Capital Partners, LP (“Empire Onshore”), Empire Capital Partners, LTD (“Empire Offshore”), Empire Capital Partners Enhanced Master Fund, LTD (“Empire Enhanced,” and together, with Empire Onshore and Empire Offshore, the “Empire Investment Funds”) and Charter Oak Partners LP and Charter Oak Partners II LP, (collectively, the “Empire Sub-Advised Funds”);

(ii)	Mr. Scott A. Fine (“Mr. Fine”) a managing member of Empire Management, with respect to the Ordinary Shares directly held by each of the Empire Investment Funds and Empire Sub-Advised Funds; and
(iii)	Mr. Peter J. Richards (“Mr. Richards”) a managing member of Empire Management, with respect to the Ordinary Shares directly held by each of the Empire Investment Funds and Empire Sub-Advised Funds.

Empire Management serves as the investment manager to, and has investment discretion over the securities held by, the Empire Investment Funds and the Empire Sub-Advised Funds.  Mr. Fine and Mr. Richards are the only managing members of Empire Management.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Ordinary Shares reported herein.

CUSIP No. 466090206	13G	Page 6 of 10

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 1 Gorham Island, Suite 201, Westport, CT 06880.

Item 2(c).	CITIZENSHIP:

Empire Management is a limited liability company organized under the laws of the State of Delaware. Each of Mr. Fine and Mr. Richards is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary shares, par value $0.0001 per (the “Ordinary Shares”).

Item 2(e).	CUSIP NUMBER:

There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 466090206 has been assigned to the American Depositary Shares of the Company which are listed on the NASDAQ Global Select Market. Each American Depositary Share represents 5 Ordinary Shares.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 466090206	13G	Page 7 of 10

Item 4.	OWNERSHIP.

The percentages set forth in this Schedule 13G are calculated based upon the 216,275,232 Ordinary Shares issued and outstanding, which is the number of Ordinary Shares issued and outstanding as reported by the Company in its Prospectus Supplement to the Prospectus dated June 28, 2013, filed pursuant to Rule 424(b)(5) (registration number 333-188895 and 333-190598), as filed by the Company with the SEC on August 14, 2013.

The information as of the filing date required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Note applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

CUSIP No. 466090206	13G	Page 8 of 10

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 466090206	13G	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2014

By:	/s/ Scott A. Fine
Name: Scott. A. Fine
Title: Individually, and as Managing Member of Empire Capital Management, L.L.C.

/s/ Peter J. Richards
Name: Peter J. Richards
Title: Individually, and as Managing Member of Empire Capital Management, L.L.C.

CUSIP No. 466090206	13G	10 of 10

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  February 14, 2014

By:	/s/ Scott A. Fine
Name: Scott. A. Fine
Title: Individually, and as Managing Member of Empire Capital Management, L.L.C.

/s/ Peter J. Richards
Name: Peter J. Richards
Title: Individually, and as Managing Member of Empire Capital Management, L.L.C.